CHARLENE GRANT
Assistant Vice President, Counsel
Telephone (949) 219-7286
Fax (949) 219-6952
charlene.grant@pacificlife.com
May 27, 2011
Mr. Michael L. Kosoff
Branch Chief — Office of Insurance Products
Division of Investment Management
Office of Insurance Products
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Pacific Select Exec Separate Account of Pacific Life Insurance Company Initial Registration Statement on Form N-6 (Pacific Prime) File Nos. 333-172851, 811-05563
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company (“Pacific Life”), Pacific Select Exec Separate Account of Pacific Life (811-05563) (hereinafter collectively referred to as “Registrant”), set forth below are responses to Staff comments dated May 13, 2011, in connection with the above referenced Registration Statement on Form N-6, filed with the SEC on March 16, 2011. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statement.
1. Staff Comment: Cover Page. Please revise rule 481(b)(1) disclaimer to more closely track the language used in the rule.
Response: We have revised the disclaimer as follows:
“You should be aware that the Securities and Exchange Commission (SEC) has not approved or disapproved of the securities or passed upon the accuracy or adequacy of the disclosure in this prospectus. Any representation to the contrary is a criminal offense”.
2. Staff Comment: Risks of Your Policy — Withdrawals and Loan (p. 4). Please include the risk that a policy owner cannot access his full policy value as a contract risk.
Response: We added the following disclosure as the last bullet point:
“limit your access to the Policy’s Accumulated Value”.

Mr. Kosoff
May 27, 2011

3. Staff Comment: Fee Table (pp. 6-8).
a. With regard to the Minimum and Maximum surrender charge, please clarify that the charge is assessed against the face amount of any coverage layer that is less than 10 years old.
Response: We have expanded the disclosure as follows: “Upon full surrender of the Policy if any Coverage Layer has been in effect for less than 10 Policy Years and assessed only on Coverage Layers that have been in effect for less than 10 Policy Years.”
b. With regard to the Audits of premium/loan charge, in the “when charge is deducted” column, please remove the word “over”.
Response: We have removed the word “over”.
c. Please clarify whether the “Face Amount Increase” and “Increasing an optional Rider” administrative charges are cumulative or mutually exclusive. (e.g., If you increase the annual renewable term rider, do you incur both administrative charges?)
Response: We have added a fourth footnote to the Transaction Fees section of the Fee Tables. The footnote 4 indicator will be included at both “Face Amount Increase” and “Increasing an optional Rider” as follows: “For any Increases in optional Riders, only the Administrative Fee for increasing the Rider will be assessed.”
d. In the Optional Rider portion of the fee table, please move the charges incurred at the exercise of the benefit to the Transaction Fee portion of the fee table, as such charges are not periodic charges.
Response: The Fee Table disclosure describing charges incurred at exercise of the Overloan Protection II Rider and the Accelerated Living Benefits Rider has been moved to TABLE 1 — Transaction Fees. Stylistic changes, including footnote renumbering, resulting from this change have been made to both Table 1 and Table 2.
e. Please remove the cross-reference to the SAI in footnote 3 in the periodic charges section of the fee table as per General Instructions C.2.(a) of Form N-6.
Response: The cross-reference to the SAI has been removed.
f. Please include the footnote required by item 3, instr. 3(b) of Form N-6 in the periodic charges section of the fee table.
Response: The following disclosure has been added as footnote 2 to “Cost of Insurance” in TABLE 2 — Periodic Charges Other Than Fund Operating Expenses: “Cost of insurance rates apply uniformly to all members of the same Class. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your Policy Specifications will indicate the guaranteed cost of insurance charge applicable to your Policy, and more detailed information concerning your cost of insurance charge is available on request from your insurance professional or us. Also, before you purchase the Policy, you may request personalized illustrations of your future benefits under the Policy based upon the Insured’s Class, the Death Benefit Option, Face Amount, planned periodic premiums and any Riders

Mr. Kosoff
May 27, 2011

requested. Cost of insurance rates for your Policy will be stated in the Policy Specifications and calculated using the Net Amount at Risk.” Ensuing footnotes have been renumbered accordingly.
4. Staff Comment: Processing of Decreases (p. 21). Please explain supplementally how a withdrawal can result in a face amount decrease.
Response: As described in detail in how withdrawals affect your policy’s face amount on page 46 of the prospectus, for Policies with Death Benefit Option B or C, taking a withdrawal will have no effect on the Policy’s Face Amount. For Policies with Death Benefit Option A, a withdrawal may reduce the Policy’s Total Face Amount. The first withdrawal of each year in the first 15 Policy Years up to the lesser of $10,000 or 10% of the Net Cash Surrender Value will not reduce the Policy’s Total Face Amount. Withdrawals greater than $10,000 or 10% of the Policy’s Total Face Amount, or additional withdrawals, will usually result in a reduction in the amount by which the Total Face Amount exceeds the result of the Death Benefit immediately before the withdrawal minus the amount of the withdrawal. For Policies with Death Benefit Option A and the Guideline Premium Test election, the Total Face Amount reduction following a withdrawal may be limited to keep the Guideline Premium Limit greater than zero at all times prior to age 100.
This preserves the insurance Net Amount at Risk under the Policy and avoids mortality antiselection by an Insured. For example, assume a Policy with a $1,000,000 Face Amount and an Accumulated Value of $500,000 and an Insured who is near death. If we did not reduce the Policy’s Face Amount, the policy owner could take a withdrawal of $500,000, followed by a death benefit payment of $1,000,000, effectively creating a $1.5 million Death Benefit.
5. Staff Comment: When We Pay the Death Benefit (p. 24).
a. This section includes a cross-reference to the “Income Benefits” section for a discussion of the interest rate payable for funds on deposit; however, the cross-referenced section does not provide any information on the interest rate payable. Please disclose the interest rate that is payable.
Response: We have deleted the cross-reference to the “Income Benefits” section and revised the fourth paragraph of the section by revising the first sentence as follows: “We will pay interest on the Proceeds from the date of death at a rate not less than the minimum rate required by state law.”
b. Please also confirm supplementally that after 31 days, the interest rate is 10% and clarify whether this 10% is in addition to the amount normally payable.
Response: We hereby confirm that after 31 days, the interest rate is 10%, rather than the state specific interest rate payable for the first 31 days.
6. Staff Comment: Optional Riders (pp. 25-27).
a. With respect to the first sentence of the third paragraph, please confirm supplementally that the registration statement also describes all material restrictions on the rider.
Response: We hereby confirm that the registration statement describes all material restrictions on the rider.

Mr. Kosoff
May 27, 2011

b. Form N-6 allows certain incidental benefits to merely be identified in the prospectus and be more fully described in the Statement of Additional Information. Incidental insurance benefits are defined in rule 6e-3(T) of the Investment Company Act of 1940. However, the Accelerated Living Benefit Rider and Waiver of Charges Rider do not fit cleanly within that definition and should more appropriately be described in the prospectus. As such, please move the disclosure for these two riders from the Statement of Additional Information to the prospectus. As the SAI disclosure is not lengthy, it is recommended that all three optional riders currently described in the SAI be described in the prospectus.
Response: We have moved the disclosure for the Accelerated Living Benefit Rider, the Waiver of Charges Rider and the Annual Renewable Term Rider — Additional Insured from the Statement of Additional Information to the prospectus.
c. With respect to the Overloan Protection II Rider, please explain the purpose of the rider. (i.e., if the policy has insufficient value, why keep it from lapsing and terminating?)
Response: The Overloan Protection II Rider is designed to provide the policy owner with protection against loss of the Policy’s Death Benefit. A policy owner who has taken large policy loans faces the risk of policy lapse, resulting in the loss of their Death Benefit. We have added the following statement at the end of the first paragraph of the Overloan Protection II Rider section: “If your Policy were to lapse, you would lose your Policy’s Death Benefit protection.”
d. With respect to the sixth bullet point on page 26, it seems unlikely that such a scenario would be the case. Please explain supplementally when such a circumstance might arise.
Response: The sixth bullet point on page 26 is language taken directly from the Rider contract and is intended to describe a Policy that is subject to the Minimum Death Benefit requirement under Section 7702 of the Internal Revenue Code (“IRC §7702”). If a policy owner takes a high dollar amount of loans and withdrawals, their Policy Debt may exceed the Policy’s Face Amount. However, because the Policy’s Death Benefit is subject to the IRC §7702 Minimum Death Benefit requirements, their Policy’s Death Benefit will exceed their Policy Debt.
e. Please place the second to last paragraph on page 27 in bold-faced type and add it as a risk of investing in the policy.
Response: We have made the following paragraph bold: “If the Rider terminates after the exercise effective date and while the Policy is In Force, any amount by which the Policy Debt exceeds the Accumulated Value is due and payable to us.”
7. Staff Comment: Paying Your Premium (p. 29). The prospectus states “If you want to pay a premium that increases the Net Amount At Risk, you will need to provide us with satisfactory evidence of insurability before we can increase the Death Benefit. Please clarify what death benefit option would cause this circumstance to occur.
Response: We have revised the first sentence of the paragraph as follows: “If your Policy is subject to the Minimum Death Benefit under Section 7702 of the Internal Revenue Code, and you want to pay...regardless of which Death Benefit Option you have selected.”
8. Staff Comment: Deductions from Your Premium (p. 29). Given the disclosure in this section, please

Mr. Kosoff
May 27, 2011

break the Maximum Premium Load line-item in the fee table into two line items: Maximum Premium Load and Premium Taxes as per item 3, instr. 1(b) and (c) of Form N-6.
Response: We respectfully decline to make the requested change. The Premium Load is designed and priced to be inclusive of Premium Taxes, which vary by State. It is not possible to split the Premium Load into two components for purposes of the Fee Table.
9. Staff Comment: Calculating Your Policy’s Accumulated Value (p. 31). In the last paragraph of this section, please clarify the expression “an equivalent amount of money”.
Response: To clarify the disclosure we have made the following change:
“When you request a Policy loan, an amount equal to the amount of the loan is deducted from the Fixed...”.
10. Staff Comment: Persistency Credit (p. 31). Please confirm supplementally that there are no recapture provisions associated with the persistency credit.
Response: We hereby confirm supplementally that there are no recapture provisions associated with the persistency credit.
11. Staff Comment: Policy Charges (p. 32). Please revise the statement “Transaction fees, administrative and underwriting service fees are shown in the Fee Table” to note that all policy fees and charges are described in the Fee Table.
Response: We have revised the sentence as follows:
“All policy fees and charges are described in the Fee Tables”.
12. Staff Comment: Month Deductions (p. 32). Please revise the statement “Your Policy and any Riders will provide a list of all guaranteed policy charges” to include a reference to the Fee Table.
Response: We added the following disclosure to the end of the sentence: “as shown in the Fee Tables.”
13. Staff Comment: Cost of Insurance Charge Example (p. 33). Please explain the term “discounted Death Benefit”.
Response: We have revised the second paragraph of the example by adding the following disclosure to the end of the sentence: “...as described in Step 1.”
14. Staff Comment: Coverage Charge Example (p. 33). For clarity, please define the value of the coverage charge used in the example.
Response: We respectfully assert that the value of the coverage charge used in the example is already provided and accordingly we decline to add further disclosure to the example.

Mr. Kosoff
May 27, 2011

15. Staff Comment: Lapsing and Reinstatements (p. 34). The prospectus includes language to the effect that Your Policy’s Accumulated Value is affected by not making planned periodic premium payments. This does not appear to be accurate. Accumulated Value is affected by premium payments, both planned and otherwise. Please revise the prospectus accordingly.
Response: The second bullet of Lapsing and Reinstatement has been revised as follows:
          “not making sufficient premium payments”.
16. Staff Comment: Transferring Among Investment Options and Market-timing Restrictions (p. 43).
a. Please clarify supplementally whether there is a difference (other than the listing of portfolios) between the third and fourth bullet points on page 43. If there is a difference, please clarify the disclosure to make that difference clear.
Response: The bullet points provide different information. The first bullet discloses that a Policy owner is restricted to two transfers per month to or from each of the listed portfolios. For example, if a Policy owner reallocates from the Fidelity Freedom Income portfolio into the American Funds Growth portfolio, they have one allocation remaining in each of those portfolios during that calendar month. The second bullet discloses that a Policy owner is restricted to two transfers per month among all of the listed portfolios. In other words, if a Policy owner reallocates from the International Small-Cap portfolio into the International Large-Cap Portfolio, they may not make any subsequent transfers into or from any of the other listed portfolios for the remainder of that calendar month.
We have added the following disclosure at the end of the third bullet: “For example, if you transfer Accumulated Value from the Fidelity Freedom Income portfolio into the American Funds Growth portfolio, you may make one additional transfer to or from each of those portfolios, during that calendar month.”
We have added the following disclosure at the end of the fourth bullet: “For example, if you transfer Accumulated Value from the International Small-Cap portfolio into the International Large-Cap Portfolio on any day of the calendar month, you may not make any subsequent transfers to or from any of the other listed portfolios during that calendar month.”
b. Please include disclosure stating that as a result of the restrictions on transfers out of the fixed account, it could take a substantial period of time to transfer all or a substantial portion of your fixed account value to the variable investment options.
Response: We respectfully decline to add additional disclosure to this section. We believe the following disclosure from the Fixed Options section on Page 42 adequately addresses this issue: “It may take several Policy Years to transfer your Accumulated Value out of either of the Fixed Options.”
17. Staff Comment: Dollar Cost Averaging (p. 44). With respect to the paragraph describing the purpose of dollar cost averaging, please revise this explanation for clarity.

Mr. Kosoff
May 27, 2011

Response: We have revised the disclosure describing the purpose of dollar cost averaging by adding the following sentence after the second sentence of the second paragraph: “By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility.”
18. Staff Comment: Surrendering Your Policy (p. 49).
a. Please explain the terms “Initial Amount,” “Level Period,” “Reduction Factor,” and “End Year,” at least generally, in the prospectus.
Response: We have revised the last sentence of the fifth paragraph of the section as follows: “The Initial Amount (the amount of the initial Surrender Charge), the Level Period (the number of years during which the Surrender Charge remains unchanged), the Reduction Factor (the amount by which the Surrender Charge is reduced) and the End Year (the last year in which a Surrender Charge is assessed) are shown in the Table...”
b. For investor ease, please consider replacing the concept of Reduction Factor divided by 12 with the product of such formula. Please also clarify how an investor would calculate the surrender charge at some later month (e.g., month 92).
Response: We have expanded the example by adding the following to the last line of the example: “or ($1,068. 50 — 17.81)).” We have also added the following sentence at the end of the example: “To calculate the Surrender Charge in future months, the Reduction Factor would be deducted from the previous month’s Surrender Charge. For example, in Policy month 92, the Surrender Charge would be $1,032.88 ($1,050.69 — 17.81).”
19. Staff Comment: Back Cover Page. Please either remove the ‘33 Act file number or use the correct ‘33 Act file number (i.e., 333-172851).
Response: The correct ‘33 Act number has been added.
20. Statement of Additional Information
a.	Staff Comment: Accelerated Living Benefits Rider (p. 1).

i.	Please clarify what portion of the Policy’s Death Benefit is available when diagnosed with a terminal illness.
Response: We have added the following disclosure after the third sentence of the Accelerated Living Benefits Rider disclosure (which has been moved from the SAI to the Optional Benefits Section of the Prospectus): “The accelerated benefit is the actual amount you will receive under this Rider. It is determined based on the amount of the Policy proceeds the Policy Owner requests (the “Requested Portion”) as a factor of the Eligible Coverage, which is the portion of the Policy proceeds that qualifies for determining the Accelerated Benefit.
The Eligible Coverage includes:
•	The base Policy Death Benefit;

•	Any paid-up additions; and

Mr. Kosoff
May 27, 2011

•	Any term rider, term Policy or term coverage on the primary Insured that has a minimum of two years of coverage remaining.
The Requested Portion cannot be more than the lesser of 50% of the Eligible Coverage or $250,000 for all Policies In Force with us.”
ii.	Please provide a definition for terminal illness.
Response: We have added the following definition as the second sentence of the Accelerated Living Benefits section: “A terminal illness is one with a noncorrectable medical diagnosis of a life expectancy of six months or less.”
b.	Staff Comment: Annual Renewable Term Rider — Additional Insured (p.1 ) — Please include a brief explanation describing what is annual renewable term insurance.
Response: As requested in Staff Comment 6(b), we have moved the disclosure for the Annual Renewal Term Rider — Additional Insured from the SAI to the prospectus. We believe that that disclosure adequately describes what annual renewable term insurance is and, as such, we respectfully decline to add additional disclosure.
c.	Staff Comment: Waiver of Charges Rider (pp. 1-2)

i.	Please clarify what charges remain in effect if this rider is elected and an insured becomes totally disabled.
Response: We have revised the second sentence of the Waiver of Charges Rider section (which has been moved from the SAI to the Prospectus) as follows: “We will not waive the Loan Interest Charge or any charges that are due more than one year before we receive...”
ii.	Please provide a definition for total disability.
Response: We have added the following definition as the second sentence of the first paragraph:
“Total disability is a condition
•	resulting from accidental bodily injury or a disease which first manifests itself while the Rider is in effect;

•	occurs before the Insured’s age 60;

•	lasts continuously for a minimum of three months; and

•	prevents the Insured from performing the duties of their job.”
iii.	Please remove the reference to the “Disability Benefit Rider” as it does not appear to be available under this policy.
Response: We have removed the reference to the Disability Benefit Rider.

Mr. Kosoff
May 27, 2011

iv.	In the last paragraph of this section, please clarify what the parenthetical refers to. Also, please clarify whether if one becomes totally disabled before age 60, the benefit of the rider (the waiver of fees) extends past age 60.
Response: We have revised the last paragraph of the Waiver of Charges disclosure as follows: “The Rider will terminate on the earliest of your Written Request, on lapse or termination of the Policy, or when the Insured reaches Age 60. However, if the Insured was disabled before reaching Age 60, benefits under the Rider will continue until the death of the Insured as long as the Insured remains disabled.”
21. Staff Comment: Powers of Attorney. Please include new Powers of Attorney that specifically describe the registration statement by name or ‘33 Act file number as per Rule 483(b), if applicable.
Response: Updated Powers of Attorney will be included in the next Pre-Effective Amendment.
22. Staff Comment: Series and Class Identifiers. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.
Response: We hereby confirm that the contract name Pacific Prime will continue to be the same as the EDGAR class identifiers.
23. Staff Comment: Guarantees and Support Agreements. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
Response: The applicable Reinsurance Agreement responsive to Item 26(g) of Form N-6 is incorporated by reference to Exhibit 26(7) of the Registration Statement on Form N-6 for File No. 333-118913, Accession Number 0000892569-04-000869, filed on September 10, 2004.
24. Staff Comment: Financial Statements, Exhibits, and Other Information. Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.
Response: We hereby confirm that the applicable Financial Statements, Exhibits and/or Other Information will be filed via Pre-Effective Amendment to the Registration Statement.
25. Staff Comment: Tandy Representation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.
Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. Kosoff
May 27, 2011

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-7286. Thank you.

Sincerely,
/s/ Charlene Grant
Charlene Grant